FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of July, 2007
Commission File Number: 001-12518
Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑                     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐                     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐                     No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.
TABLE OF CONTENTS

Item

1	Press release, dated July 26, 2007, entitled “Banco Santander’s attributable profit rose 39% to EUR 4.458 billion in the first half of 2007”

Press release
Banco Santander’s attributable profit rose 39%
to EUR 4.458 billion in the first half of 2007
Attributable profit excluding capital gains amounted to EUR 3,892 million, up 21% from the same period of last year and in line to reach
EUR 8 billion for the year.
•	Revenue rose by 22%, more than double the increase in costs, which grew by 10%, allowing operating income to rise by 34%.

•	Revenue growth was supported by strong activity in all businesses in Europe as well as in Latin America. Loans grew by 16% and customer funds 17%.

•	In Continental Europe, attributable profit grew by 45% to EUR 2,468 million, with growth in loans of 20% and in customer funds of 16%.

•
In Latin America, attributable profit increased by 28% in dollar terms to US $1,807 million, with growth of 20% in loans and 23% in customer funds. In euros, attributable profit was EUR 1,360 million, up 19%.

•	Abbey’s attributable profit rose 20% to £406 million, with growth of 8% in loans and 5% in deposits in pounds sterling. In euros, attributable profit amounted to EUR 602 million, up 22%.

•	The 12 points difference between revenue and cost growth enabled Group efficiency to improve by 4.9 percentage points to 44.4%.

•	The non—performing loan rate was 0.83%, a decline of 0.05 point. Coverage was 169%, eight points less than a year earlier.

•	In the first half of the year, Santander sold its 1.79% stake in Intesa Sanpaolo with a capital gain of EUR 566 million.

•	The first dividend charged against 2007 results, amounting to EUR 0.12294, up 15%, will be paid from 1st August.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Madrid, July 26th, 2007 — Grupo Santander registered attributable profit of EUR 4,458 million in the first half of 2007, an increase of 39% from a year earlier. This result includes EUR 566 million in capital gains from the sale of the 1.79% stake the Group had in Intesa Sanpaolo. Excluding this transaction, attributable profit amounted to EUR 3,892 million, up 21%. These results are in line with the goal of ending the year with attributable profit of EUR 8,000 million, excluding extraordinary items, announced at the Shareholders’ Meeting of June 23rd. Second quarter profit was EUR 2,090 million, exceeding EUR 2,000 million in one quarter for the first time.
Results
The key factor in first half 2007 results is strong growth in business activity, which rose by 16%, and the growing gap between the loan yield and the cost of funds. This has enabled revenues to grow more than double the increase in costs, 22% versus 10%, allowing net operating income to rise 34%.
Insolvency provisions grew by 37%, in line with growth in net operating income. Increase in provisions is due basically to Latin America, where the change in business mix to more profitable products involves assuming higher risk premiums, and the inclusion in 2007 of Drive, the consumer finance business acquired in the US. As a result of this, together with taxes growing 38%, profit from ordinary activity was EUR 4,161 million, 24% higher.
Businesses in Continental Europe registered an operating margin growth of 41%, with an increase of 29% in revenue and of 13% in costs. Attributable profit for the first half reached EUR 2,468 million, up 45%. The greatest contribution came from the Santander branch network in Spain, with EUR 899 million, up 34%, followed by Santander Consumer Finance, with EUR 352 million, 25% higher, Banesto with EUR 338 million (up 22%, excluding the capital gains from the sale of Urbis in 2006) and Portugal with EUR 276 million, up 28%.
The Santander branch network in Spain focused on profitable growth, which enabled it to continue to improve its growth rates in net interest income, which increased by 21%, three

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

times the rise in costs (+7%). Moreover, the Santander branch network was able to bear the costs of eliminating income from fees on services to all linked customers, as well as the new groups included this year (self-employed customers, stores, students and immigrants). This performance enabled Santander branch network’s efficiency ratio to reach a record low at 38.8%, improving 3.2 points, despite the expansion of the branch network, which grew by 151 branches in a year.
In Latin America, costs grew by 17%, due principally to investment being carried out in new projects and the branch networks in the main countries, whilst revenues grew by 29%, so that net operating income rose 46% (all changes are in dollars, the operating currency). Attributable profit from the region grew by 28% to US $1,807 million, or by 19% in euros to EUR 1,360 million. Brazil made the largest contribution, with profit of $604 million, an increase of 38%, followed by Mexico, $428 million, up 26% and Chile, $368 million, up 27%.
Abbey’s results are in line with the framework laid out in its strategic plan, with growth of 8% in revenue and a reduction of 3% in costs, resulting in growth of 22% in net operating income and of 20% in attributable profit, measured in pounds. In euros, attributable profit for the quarter increased 22% to EUR 602 million, in line with the annual target of EUR 1,200 million.
By businesses, retail banking pretax profit increased 30% to EUR 4,637 million; Global Wholesale Banking rose 85% to EUR 1,303 million and Asset Management and Insurance increased 15% to EUR 355 million. Retail banking contributes around 73% to Grupo Santander’s profit, Global Wholesale Banking 21% and Asset Management and Insurance 6%.
Global Wholesale Banking registered a sharp increase in activity, with revenues rising by 47% and costs by 16%, resulting in net operating income growing 62%. Generic provisions in the business fell sharply in the first half, as a result of distributing part of the risk taken in large customer transactions. Thus, gross profit grew by 85%. Revenues in Asset Management grew 13% and costs 10%, enabling both net operating income and pretax profit to increase 15%.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Business
Santander ended the first half with EUR 1,071.815 billion in funds under management, an increase of 10%. Of these, EUR 885,603 million are on the balance sheet, an increase of 8%, and the rest off-balance mutual funds, pensions and other customer funds.
Group gross lending was EUR 561,295 million at the close of the first half, up 16%. Some Continental Europe accounted for 53% of this lending, the United Kingdom (Abbey) for 36% and Latin America the remaining 11%.
In Continental Europe, lending grew by 21% to EUR 290,506 million, with increases in all countries and units. The Santander branch network in Spain increased lending by 13%, Banesto by 27%, Portugal by 4% and Santander Consumer Finance by 24%. The Santander branch network in Spain increased business volumen and imporved its margins. The success of the “We want to be your bank” programme, launched in 2006, has resulted in a 6% increase in linked customers in the last 12 months. Lending volume to individuals grew by 12% and to companies by 16%, with growth in mortgage lending slowing to 12%.
Banesto lending to individuals grew by 19%, to companies by 31% and mortgage business by 19%. Santander Consumer this year incorporated Drive, the finance company acquired in the U.S. Without Drive’s figures, new lending at Santander Consumer Finance grew by 8%, with growth of 16% in the Nordic countries and Eastern Europe and 15% in Spain, with a decline of 1% in Germany. The performance in Germany is related to an increase in the VAT rate this year, which drove a wave of purchases in the fourth quarter of 2006, which has since resulted in a 1% drop in the core auto financing business. In Portugal, Santander Totta grew by 20% in SME financing and 10% in loans to individuals.
Loan volume in Latin America came to EUR 63,689 million, an increase of 20% in local currencies. Brazil, which opened 157 branches in the last 12 months and installed 195 automatic tellers, increased lending by 27%, with growth of 31% in lending to individuals, 21% to SMEs and companies. Mexico grew by 34%, with increases of 50% in lending to individuals, and 39% to SMEs and companies. In Chile, lending increased by 8%, with increases of 20% to individuals and SMEs and a decrease in corporate lending.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Abbey continues to mark progress, closing the first quarter with loan volume of EUR 197,474 million, which represents growth of 8% in euros and 5% in pounds. The balance of mortgage loans came to £105,300 million at the end of the half, up 7% from a year earlier. Market share in new mortgage production is 9.6%.
Total customer funds under management came to EUR 799,685 million at the end of June 2007, an increase of 17% from a year earlier. Balance sheet resources rose 19% to EUR 604,954 million. Mutual funds increased by 18%.
In Continental Europe, total customer funds under management were EUR 313,997 million, up 16%. In Spain, which represents about 80% of the total, customer funds grew by 7% in the Santander branch network, by 18% at Banesto and 47% at Santander Consumer. In Portugal customer funds grew by 22%.
In Latin America, customer funds came to EUR 154,323 million, with growth of 23% in local currency. Deposits grew by 12% and investment funds by 43% in local currency. By country, savings increased by 29% in Brazil, 5% in Mexico and 15% in Chile.
Abbey closed the first half with EUR 222,951 million in customer funds, an increase of 7% in pounds. Total deposits grew by 4% and investment funds by 10%, both in pounds. Abbey is attracting new business, reflected in the opening of 217,000 new accounts during the first half.
Management and capital ratios
Efficiency: Revenue grew by 12 percentage points more than costs, driving improvement in the efficiency ratio. Costs and amortizations as a percentage of revenues were 44.4% at the end of the first half of 2007, compared to 49.3% a year earlier. Abbey registered the greatest improvement within the group, with the efficiency ratio improving to 50.4% at the end of the half from 56.3% a year earlier. In Continental Europe, the efficiency ratio was 36.7%, a 5.1-point improvement. In Latin American, efficiency was 41.3%, an improvement of 5.2 points.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

NPLs: The Group’s non-performing loan rate remains at historic lows, falling to 0.83% from 0.88%. The Group’s coverage ratio fell to 169% at the end of the half from 177% a year earlier. The NPL rate is below year-earlier levels in key Group markets such as Spain, the U.K., Brazil, Chile and Portugal. The Group’s generic funds come to EUR 5,920 million.
Capital: The Group’s eligible capital came to EUR 63,667 million at the end of the half, with a surplus of EUR 24,756 million above the required minimum. With this capital base, the BIS ratio came to 13.09%, Tier I capital to 7.90% and core capital to 6.27%.
The Share and dividend
The Santander share ended the first half at EUR 13.69 euros, up 19.9% from a year earlier. At the end of June, Santander’s market capitalization came to EUR 85,621 million. Santander is the largest company in Spain and the leading bank in the euro zone in terms of market value. On August 1, the first dividend against 2007 earnings of EUR 0.12294 will be paid, an increase of 15% from the year-earlier dividend.
Santander has 2,315,649 shareholders. 135,922 persons work in the Group, serving 69 million customers in 11,092 branches.
More information at: www.santander.com

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Income statement
Million euros

			Variation
	H1 '07	H1 '06	Amount	%

Net interest income (w/o dividends)	7,133	5,804	1,329	22.9
Dividends	284	237	47	19.8

Net interest income	7,417	6,041	1,375	22.8

Income from companies accounted for by the equity method	160	241	(81)	(33.7)
Net fees	4,154	3,494	660	18.9
Insurance activity	189	148	42	28.1

Commercial revenue	11,919	9,924	1,996	20.1

Gains (losses) on financial transactions	1,288	917	371	40.5

Gross operating income	13,207	10,840	2,367	21.8

Income from non-financial services	77	47	30	62.6
Non-financial expenses	(41)	(33)	(8)	25.2
Other operating income	(70)	(40)	(30)	76.4
Operating expenses	(5,980)	(5,450)	(531)	9.7
General administrative expenses	(5,356)	(4,893)	(463)	9.5
Personnel	(3,169)	(2,949)	(220)	7.5
Other administrative expenses	(2,187)	(1,944)	(243)	12.5
Depreciation and amortisation	(624)	(557)	(68)	12.1

Net operating income	7,193	5,366	1,828	34.1

Impairment loss on assets	(1,545)	(1,133)	(412)	36.4
Loans	(1,511)	(1,100)	(410)	37.3
Goodwill	—	(5)	5	(100.0)
Other assets	(34)	(28)	(7)	24.6
Other income	(254)	11	(264)	—

Profit before taxes (w/o capital gains)	5,395	4,244	1,151	27.1

Tax on profit	(1,234)	(892)	(342)	38.4

Net profit from ordinary activity	4,161	3,352	809	24.1

Net profit from discontinued operations	—	194	(194)	(100.0)

Net consolidated profit (w/o capital gains)	4,161	3,546	614	17.3

Minority interests	268	330	(62)	(18.7)

Attributable profit to the Group (w/o capital gains)	3,892	3,216	676	21.0

Extraordinary capital-gains	566	—	566	—

Attributable profit to the Group	4,458	3,216	1,242	38.6

Customer loans
Million euros

			Variation
	30.06.07	30.06.06	Amount	%	31.12.06

Public sector	5,640	5,628	12	0.2	5,329
Other residents	213,526	175,294	38,233	21.8	199,994
Commercial bills	17,423	14,911	2,512	16.8	17,276
Secured loans	118,639	96,576	22,063	22.8	110,863
Other loans	77,464	63,806	13,658	21.4	71,854
Non-resident sector	342,129	303,520	38,608	12.7	326,187
Secured loans	198,927	179,598	19,329	10.8	191,724
Other loans	143,201	123,922	19,279	15.6	134,463

Gross loans and credits	561,295	484,442	76,853	15.9	531,509

Loan-loss allowances	8,610	7,852	758	9.7	8,163

Net loans and credits	552,686	476,591	76,095	16.0	523,346

Pro memoria: Doubtful loans	5,320	4,470	850	19.0	4,613
Public sector	1	19	(18)	(97.1)	18
Other residents	1,374	1,096	278	25.4	1,212
Non-resident sector	3,945	3,355	590	17.6	3,383

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Customer funds under management
Million euros

			Variation
	30.06.07	30.06.06	Amount	%	31.12.06

Public sector	12,509	11,156	1,353	12.1	15,266
Other residents	96,497	87,421	9,076	10.4	94,750
Demand deposits	53,284	52,008	1,276	2.5	55,050
Time deposits	26,973	20,194	6,778	33.6	24,670
REPOs	16,241	15,219	1,022	6.7	15,030
Non-resident sector	224,971	207,205	17,766	8.6	221,206
Demand deposits	121,699	116,192	5,507	4.7	119,861
Time deposits	73,479	70,939	2,540	3.6	72,258
REPOs	27,675	17,405	10,270	59.0	26,343
Public Sector	2,117	2,669	(551)	(20.7)	2,744

Customer deposits	333,977	305,782	28,195	9.2	331,223

Debt securities	239,149	172,323	66,826	38.8	204,069
Subordinated debt	31,828	30,240	1,588	5.3	30,423

On-balance-sheet customer funds	604,954	508,344	96,610	19.0	565,715

Mutual funds	133,774	113,618	20,156	17.7	119,838
Pension funds	31,629	27,709	3,920	14.1	29,450
Managed portfolios	20,809	17,088	3,721	21.8	17,835
Savings-insurance policies	8,520	15,377	(6,857)	(44.6)	6,385

Other customer funds under management	194,731	173,791	20,940	12.0	173,509

Customer funds under management	799,685	682,135	117,550	17.2	739,223

Shareholders’ equity and minority interests
Million euros

			Variation
	30.06.07	30.06.06	Amount	%	31.12.06

Capital stock	3,127	3,127	—	—	3,127
Additional paid-in surplus	20,370	20,370	—	—	20,370
Reserves	16,879	12,389	4,490	36.2	12,352
Treasury stock	(109)	(22)	(87)	387.3	(127)

On-balance-sheet shareholders’ equity	40,267	35,864	4,403	12.3	35,722

Attributable profit	4,458	3,216	1,242	38.6	7,596
Interim dividend distributed	—	—	—	—	(1,337)

Shareholders’ equity at period-end	44,725	39,080	5,645	14.4	41,981

Interim dividend not distributed	(769)	(669)	(100)	15.0	(1,919)

Shareholders’ equity	43,956	38,411	5,545	14.4	40,062

Valuation adjustments	1,886	2,406	(519)	(21.6)	2,871
Minority interests	2,304	2,898	(594)	(20.5)	2,221
Preferred securities	664	1,257	(593)	(47.2)	668
Preferred securities in subordinated debt	7,365	6,286	1,078	17.2	6,837

Shareholders’ equity and minority interests	56,175	51,258	4,917	9.6	52,658

Computable capital and BIS ratio
Million euros

			Variation
	30.06.07	30.06.06	Amount	%	31.12.06

Computable basic capital	38,411	32,928	5,483	16.7	35,539
Computable supplementary capital	25,256	22,180	3,076	13.9	24,237

Computable capital	63,667	55,107	8,560	15.5	59,776

Risk-weighted assets	486,391	444,420	41,971	9.4	478,733

BIS ratio	13.09	12.40	0.69		12.49

Tier 1	7.90	7.41	0.49		7.42

Core capital	6.27	5.75	0.52		5.91

Shareholders’ equity surplus	24,756	19,554	5,202	26.6	21,478

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.
Date: July 27, 2007	By:	/s/ José Antonio Alvarez
		Name:	José Antonio Alvarez
		Title:	Executive Vice President